UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

VAALCO Energy, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

91851C201

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON

PN

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON

PN

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON

PN

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		85,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

85,000
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

CO

CUSIP No. 91851C201

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,013,832*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

2,013,832*
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,013,832*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.4%*
12	TYPE OF REPORTING PERSON

IN

________________________

* Includes 1,928,832 Shares owned directly and excludes 26,144 Shares underlying restricted stock which have not and will not vest within the next 60 days from the date hereof.

CUSIP No. 91851C201

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Subsequent to the filing of Amendment No. 8 to the Schedule 13D, the Reporting Persons executed the transactions set forth in Item 5(c), which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,611,072 Shares outstanding as of October 26, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2021.

A.	BLR Partners

(a)	As of the close of business on November 9, 2021, BLR Partners does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

B.	BLRPart GP

(a)	As of the close of business on November 9, 2021, BLRPart GP does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

CUSIP No. 91851C201

C.	BLRGP

(a)	As of the close of business on November 9, 2021, BLRGP does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

D.	Fondren Management

(a)	As of the close of business on November 9, 2021, Fondren Management does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

E.	FMLP

(a)	As of the close of business on November 9, 2021, FMLP does not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

F.	Radoff Foundation

(a)	As of the close of business on November 9, 2021, Radoff Foundation beneficially owned 85,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 85,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 85,000
4. Shared power to dispose or direct the disposition: 0

G.	Mr. Radoff

(a)	As of the close of business on November 9, 2021, Mr. Radoff directly owned 1,928,832 Shares. Mr. Radoff, as a director of Radoff Foundation, may be deemed the beneficial owner of the 85,000 Shares owned by Radoff Foundation.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 2,013,832
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,013,832
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 91851C201

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	On November 8, 2021, Mr. Radoff sold 140,000 Shares on the open market at a price of $3.9091 per share. Also on November 8, 2021, BLR Partners effected a pro-rata in-kind distribution of 2,471,000 Shares to its partners (the “Distribution”). Also on November 8, 2021 and in connection with the Distribution, Mr. Radoff acquired 1,113,791 Shares. On November 9, 2021, Mr. Radoff sold 460,000 Shares on the open market at a price of $3.9597 per share. Other than as set forth herein, no Reporting Person has entered into any transactions in the Shares during the past 60 days.

(e)	As of November 8, 2021, the Reporting Persons ceased to collectively beneficially own more than 5% of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 3, 2021, Mr. Radoff was awarded 26,144 shares of restricted stock of the Issuer in his capacity as a director of the Issuer. Each shares of restricted stock represents one Share, and the shares of restricted stock will vest on the earlier of (i) the first anniversary of the date of grant or (ii) the first annual meeting of stockholders of the Issuer following the date of grant, subject to certain conditions and exceptions.

CUSIP No. 91851C201

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2021

BLR Partners LP

By:	BLRPart, LP General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff